UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the “Company”), dated May 14, 2009, announcing the Company’s financial results for the first quarter of 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED
(registrant)

Dated: May 18, 2009	By: /s/ Georgina Sousa
Name: Georgina Sousa Title: Secretary

Exhibit 1

Knightsbridge Tankers Limited

FIRST QUARTER 2009 RESULTS

Knightsbridge Tankers Limited (the “Company” or “Knightsbridge”) reports net income of $6.5 million and earnings per share of $0.38 for the first quarter of 2009. This compares with a net income of $14.8 million and earnings per share of $0.87 for the first quarter of 2008. The average daily time charter equivalents (“TCEs”) earned by the Company’s four VLCCs was $40,700 compared with $43,900 in the preceding quarter. The first quarter earnings reflect a decrease in the profit share on the vessels Hampstead and Kensington. Net operating income was $6.9 million (2008 comparable quarter: $15.2 million).

The net increase in cash and cash equivalents in the quarter was $2.2 million. The Company generated cash from operating activities of $9.0 million, used $2.2 million to repay loans, invested $0.3 million in its newbuilding project and distributed $4.3 million in dividend payments. In May 2009, the Company has an average cash breakeven rate for its VLCCs of $19,200 per vessel per day compared to $19,100 in May 2008.

THE MARKET

The average market rate for VLCCs from MEG to Japan in the first quarter of 2009 was about WS 47 ($44,000 per day) compared to about WS 84 ($61,500 per day) in the fourth quarter of 2008. According to industry sources the average earnings for a modern double hulled VLCC tanker varied from approximately $83,000 in the middle of January to $35,000 the end of March. The first week of the second quarter started with average TCE rates for modern VLCCs, according to Clarksons, of $31,760 per day while the present indications are approximately $12,500 per day.

Bunkers at Fujairah averaged approximately $250/mt in the first quarter of 2009 with a high of approximately $280/mt in early January and a low of approximately $226/mt mid March. We have seen an increase in the bunker prices over the last month and present indications are approximately $350/mt according to Platt’s.

The International Energy Agency (“IEA”) reported in April 2009 an average OPEC oil production, including Iraq, of 28.33 million barrels per day during the first quarter of the year, a decrease of about 2.2 million barrels per day from the fourth quarter of 2008. The next and 1 53rd OPEC meeting is scheduled to take place on May 28, 2009.

According to Fearnleys, the VLCC fleet totalled 519 vessels at the end of the first quarter with 19 deliveries during the quarter. Throughout 2009 it is expected that a total of 68 VLCC deliveries will take place. The total order book amounted to 210 vessels at the end of the first quarter, down from 230 vessels after the fourth quarter of 2008. The current orderbook represents about 40 percent of the VLCC fleet. During the quarter there were no orders made and there were no deletions from the trading fleet. There was however one cancellation. The total single hull fleet amounted to 108 vessels at the end of the first quarter.

CORPORATE AND OUTLOOK

Three of the Company’s VLCCs are fixed on time charters expiring between 2010 and 2012. One of our VLCCs is trading in the spot market.

As previously announced, the Company has two Capesize bulk carriers under construction at Daehan Shipbuilding Co. Ltd (“Daehan”). The total contract price is $162 million of which the Company has paid $48.6 million at the end of the first quarter, $32.4 million of these installments have been financed through a bank facility, while the balance of $16.2 million has been financed by equity. We have entered into long-term time charters for employment of these vessels upon their delivery during the third and fourth quarter of 2009. We understand that the yard is participating in a restructuring program together with three local banks. This program has strengthened the yard’s ability to deliver vessels according to contract.

The Company is currently working to put in place financing for a portion of the remaining installments due on the two newbuildings. Due to the state of the financial markets, the level of debt financing available may not be as high as the Company would consider optimal. Pending clarification of the level of financing available for the newbuildings and despite the strong forward charter cover the Board has agreed to take a conservative stance and has decided not to distribute any dividend this quarter.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" ”pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge’s operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
May 13, 2009

Questions should be directed to:

Contact:	Ola Lorentzon : Chairman, Knightsbridge Tankers Limited + 46 703 998886
Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited +47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED FIRST QUARTER REPORT (UNAUDITED)

INCOME STATEMENT	2009 Jan-Mar	2008 Jan-Mar	2008 Jan-Dec
(in thousands of $)
Operating revenues	15,736	25,008	82,914
Operating expenses
Voyage expenses	1,134	2,487	4,012
Ship operating expenses	3,992	3,541	14,535
Administrative expenses	374	363	1,538
Depreciation	3,372	3,428	13,711
Total operating expenses	8,872	9,819	33,796
Net operating income	6,864	15,189	49,118
Other income (expenses)
Interest income	33	773	2,336
Interest expense	(375)	(1,091)	(3,216)
Other financial items	(28)	(45)	(184)
Total other expenses	(370)	(363)	(1,064)
Net income	6,494	14,826	48,054
Earnings per share ($)	$0.38	$0.87	$2.81
Income on timecharter basis ($ per day per vessel)* VLCC	40,700	55,300	52,600

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission.

BALANCE SHEET	2009 Mar 31	2008 Mar 31	2008 Dec 31
(in thousands of $)
ASSETS
Short term
Cash and cash equivalents	80,171	87,908	77,998
Restricted cash	10,000	10,000	10,000
Other current assets	6,405	9,352	4,888
Long term
Vessels, net	183,989	197,644	187,360
Newbuildings	51,633	33,935	51,305
Deferred charges	107	246	134
Total assets	332,305	339,085	331,685
LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term debt and current portion of long-term debt	42,560	8,960	42,560
Other current liabilities	6,982	6,048	6,340
Long term
Long term interest bearing debt	58,240	100,800	60,480
Stockholders’ equity	224,523	223,277	222,305
Total liabilities and stockholders’ equity	332,305	339,085	331,685

STATEMENT OF CASH FLOWS (in thousands of $)	2009 Jan-Mar	2008 Jan-Mar	2008 Jan-Dec
OPERATING ACTIVITIES
Net income	6,494	14,826	48,054
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortisation	3,399	3,464	13,860
Change in operating assets and liabilities	(877)	3,017	7,773
Net cash provided by operating activities	9,016	21,307	69,687
INVESTING ACTIVITIES
Additions to newbuildings	(328)	(477)	(17,847)
Net cash used in investing activities	(328)	(477)	(17,847)
FINANCING ACTIVITIES
Repayments of long-term debt	(2,240)	(2,240)	(8,960)
Dividends paid	(4,275)	(12,825)	(47,025)
Net cash used in financing activities	(6,515)	(15,065)	(55,985)
Net increase (decrease) in cash and cash equivalents	2,173	5,765	(4,145)
Cash and cash equivalents at start of period	77,998	82,143	82,143
Cash and cash equivalents at end of period	80,171	87,908	77,998